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ngreene@shearman.com (212) 848-4668	February 17, 2017

Katie Hinke U.S. Securities and Exchange Commission Office of Disclosure and Review Division of Investment Management 100 F Street, N.E. Washington D.C. 20549

First Eagle Funds (the “Funds” or the “Trust”)

File Nos.: 033-63560 and 811-7762

Dear Ms. Hinke:

Thank you for your comments regarding the Registration Statement on Form N-1A of the Funds, filed with the Securities and Exchange Commission on December 23, 2016. This letter responds to your comments, which you provided to us by telephone on February 8, 2017.

Below, we describe the changes the Trust will make to the Registration Statement in response to the Staff’s comments. We anticipate making these changes in a Rule 485(b) filing that will also comprise the First Eagle Funds annual update. That filing will be made on or about February 27, 2017, with a March 1, 2017 effective date. We also are filing (today) a delaying amendment for the December 23, 2016 filing, specifying the same March 1, 2017 effective date.

Capitalized Terms used, but not otherwise defined, have the meaning ascribed to them in the Registration Statement.

I.	Prospectus
1.	COMMENT: You asked that we remove the paragraph on the prospectus inside cover that starts with “John P. Arnhold is President and Trustee of the Trust.”

RESPONSE: We will remove the paragraph.

ABU DHABI | BEIJING | BRUSSELS | FRANKFURT | HONG KONG | LONDON | MILAN | NEW YORK | PALO ALTO PARIS | ROME | SAN FRANCISCO | SÃO PAULO | SHANGHAI | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC
SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Katie Hinke	February 17, 2017

2.	COMMENT: In reference to the bracketed expenses on page 4 and appearing in a similar manner through the Prospectus, you requested that information be provided before (or at least at the time) the filing becomes effective.

RESPONSE: All bracketed information will be completed as requested.

3.	COMMENT: In reference to the Derivatives Risk disclosure appearing on pages 6, 11, 21, 27 and 33, you said that the disclosure should be specifically tailored to those risks that will be the most important means of the Fund achieving its objective and those risks having an impact on performance. You stated that the disclosure should not be generic risks with respect to derivatives types.

RESPONSE: We and First Eagle Funds management are familiar with the Staff’s guidance on this point and are satisfied with the language as-is. We confirm that the language was reviewed and considered by First Eagle’s compliance, legal, fund accounting and fund trading personnel.

4.	COMMENT: You asked whether the fee waivers for the U.S. Value Fund and High Yield Fund permit recoupment of the waived fee.

RESPONSE: Neither fee waiver agreement permits recoupment.

5.	COMMENT: You pointed to the paragraph in the Gold Fund summary describing its Cayman subsidiary and noted that the corresponding disclosures for the Global Fund, U.S. Value Fund and Overseas Fund are less detailed.

RESPONSE: We confirmed with First Eagle Funds management that this appropriately reflects the difference in relative size of the subsidiaries across the Funds. The Gold Fund subsidiary represents close to 25% of that Fund’s assets, a much larger percentage than any other. We also confirmed that the substance of the longer Gold Fund paragraph is disclosed for all of the Funds that hold subsidiaries, albeit with some of the detail outside the Summary Prospectus for the other Funds.

6.	COMMENT: You asked whether the newly added Class R (or existing Class I) shares may be used as “clean shares” per a recently released SEC letter. If so, you asked us to include additional disclosure language required by Item 3, Instruction 1(e)(1).

Katie Hinke	February 17, 2017

RESPONSE: It is not currently anticipated that any shares will be treated as “clean shares.”

7.	COMMENT: With respect to the “Other Expenses” footnote disclosures on the Funds’ expense tables, you requested that we not include the word “estimated” for the newly organized share classes.

RESPONSE: We prefer to continue to refer to “estimated expenses for newly organized share classes.” Given that those share classes have no actual expense history from any recent fiscal period, we and First Eagle Funds management believe that, by definition, any expenses presented for them are estimates. We also reviewed a number of other filings for new shares classes from other fund firms and believe referring to estimated expenses for new classes is common.

8.	COMMENT: Because The Global Income Builder Fund uses the word “Global” in its name, you asked us to describe how investments will be tied to economies around the world. Citing the “names rule” release, you asked us to include language along these lines - “Under normal market conditions, the Fund will invest significantly (at least 40% of assets) in markets outside the U.S., or if not normal market conditions, then at least 30% of assets in markets outside the U.S.”

RESPONSE: We will include a version of the requested language.

9.	COMMENT: You noted that on page 26 there was a missing bullet point for the Convertible Security Risk.

RESPONSE: We will add the missing bullet point.

10.	COMMENT: You asked us to include a broad-based market index in the Average Annual Total Returns performance table for the Global Income Builder Fund per the requirements of Item 27(b)(7).

RESPONSE: We will add the two broad-based market indices that comprise the blended index currently presented.

11.	COMMENT: You asked that we seek to avoid cross-references through the prospectus in reference to the SEC Guidance Update 2014-08, noting in particular the cross references on page 29.

RESPONSE: IM Guidance Update 2014-08 focuses on cross-references to the SAI and shareholder reports, and cross-references that add complexity to the disclosure. The noted cross-references are not references to the SAI or shareholder reports. We believe they are straightforward and do not increase the complexity of the disclosure, so respectfully prefer to make no change.

Katie Hinke	February 17, 2017

12.	COMMENT: You asked us to confirm High Yield Fund uses market price when valuing its derivative positions towards its “80% of assets” allocation on page 31.

RESPONSE: Confirmed.

13.	COMMENT: You asked us to disclose how the Fund of America chooses which bonds it invests in, and, in particular, whether it does so on the same “event driven” basis as for equities.

RESPONSE: Confirmed that event-driven style applies to all securities selection, including fixed income.

14.	COMMENT: You asked us to confirm whether Gold Risk is a principal risk for the Fund of America and, if not, to remove it from the Principal Investment Risks section.

RESPONSE: After review, First Eagle management determined that gold is not a principal risk for the Fund of America. We will remove it.

15.	COMMENT: You asked us to remove the sentence on page 42 that states “(u)nless you elect otherwise, your ordinary income dividends and capital gain distributions will be reinvested in additional shares of the same share class of each Fund at net asset value calculated as of the payment date” as it is not required by the instructions per IM Guidance Update 2014-06, paragraph on pages 3 and 4.

RESPONSE: We will remove the referenced sentence.

16.	COMMENT: You commented that the disclosures required by Item 4(a) in the summary prospectuses should be summaries of those disclosures required by Item 9(b) of the instructions. You therefore requested that we increase the length of the Item 9(b) investment strategy disclosures on page 43 to encompass at least the text in the preceding summaries.

RESPONSE: We respectfully suggest that restating in full the investment strategies text from the summaries results in needless duplication, which is, in our view, counter to the broader goals of an accessible presentation of fund information. We respectfully prefer to make no change.

Katie Hinke	February 17, 2017

17.	COMMENT: In reference to 4th and 5th bullet point under the “Sales at Net Asset Value” subheading on page 58, you asked us to reconsider the presentation per IM Guidance 2016-06.

RESPONSE: We address each bullet in turn.

The 4th bullet refers largely to the independent registered adviser and broker-dealer community, which encompasses thousands of small to mid-sized firms and does not, in our view, create a “special class” of shareholders of the type contemplated by IM Guidance 2016-06. While certainly not dispositive to the question, we also note that no special agreement with the Distributor is required of these firms to be eligible for sales at net asset value. We respectfully prefer to make no changes to this bullet.

The 5th bullet refers to sales at net asset value for firms with special agreements with the Distributor. To date, we believe general market practice has been not to identify such firms individually. That is in part because presumably no such individual arrangement is sufficiently material to warrant specific identification and in part reflects the practical reality that any listing of firms will necessarily change over time. First Eagle Funds is amenable, however, to listing these firms going forward. It will do so in the new appendix format contemplated by the guidance, which it anticipates it will include in updated form with each of its annual update filings going forward (or with more frequent updates if material changes so require).

That will be substantially the same appendix as was included in the Rule 485(a) filing for the Funds’ T shares made on February 3, 2017, plus a new section at the end specifically responding to your comment here.

II.	Statement of Additional Information and Part C
18.	COMMENT: You noted that the fee waiver discussion for the Global Income Builder Fund and the High Yield Fund on page 43 discusses fees older than 36 months, placing them outside of the possible recoupment period.

RESPONSE: We reviewed the recoupment references and will remove them from the SAI.

19.	COMMENT: You requested that we specify whether the filing is for the purposes of satisfying Rule 485(a) or 485(b), but not both, and to remove “as the case may be” language from the signature block in Part C.

Katie Hinke	February 17, 2017

RESPONSE: We will make the more specific reference going forward.

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Should you have any follow-up questions concerning this letter, please do not hesitate to contact me at (212) 848-4668.

Sincerely,

Nathan Greene, Esquire (as Attorney for the Fund)